Templeton Russia and East European Fund, Inc.
Dividend Reinvestment and Cash Purchase Plan
Templeton Russia and East European Fund, Inc.

Dear Shareholder,

We are pleased that you have chosen to invest in Templeton Russia and East European Fund, Inc. (the "Fund") and are happy to offer you a plan for the reinvestment of your dividends and capital gains distributions in shares of the Fund. The Plan also allows you to purchase additional shares of the Fund by making voluntary cash payments. The features of the Dividend Reinvestment and Cash Purchase Plan (the "Plan") are described in this brochure.

The Plan Administrator will automatically invest your dividends and capital gains distributions in shares of the Fund for your account. On a monthly basis, the Plan Administrator will invest any voluntary cash payments you make in shares of the Fund for your account. You can expect to receive a confirmation statement with respect to the investments the Plan Administrator makes for your account.

We invite you to review the Plan. If your shares are held in your own name, you will automatically be enrolled in the Plan, unless you elect to withdraw. If your shares are held in the name of a brokerage firm, bank, or other nominee, the broker-dealer or nominee will elect to participate in the Plan on your behalf unless you instruct them otherwise or unless the reinvestment service is not provided by the broker-dealer or nominee. If you wish to participate in the Plan, but your brokerage firm, bank or other nominee is unable to accommodate you, you should request that your shares be reregistered in your own name which will enable you to participate in the Plan.

                        Sincerely,

                        Mark Mobius,

                        President and Chief Executive Officer--
                        Investment Management





What is the Plan?

The Plan offers you a prompt and simple way to acquire additional shares of the Fund. As a participant in the Plan, your dividends and capital gains distributions will be invested automatically in additional shares of the Fund. The Fund intends to distribute to shareholders, at least annually, substantially all of its net investment income and net realized capital gains.

As a participant in the Plan, you may also make voluntary cash payments to be invested by the Plan Administrator on a monthly basis in additional shares of the Fund.

Mellon Bank, N.A. acts as Plan Administrator, with certain administrative functions performed by its affiliate, Mellon Investor Services. The complete Terms and Conditions of the Plan are located at the back of this brochure.

Who can participate in the Plan?

If you own shares in your own name, you are automatically enrolled in the Plan unless you elect to receive dividends or distributions in cash. If you own shares in your own name, you should notify the Plan Administrator, in writing, if you wish to receive dividends or distributions in cash. You may use the enclosed form to give such notice.

If you own shares that are held in the name of a brokerage firm, bank, or other nominee, the brokerdealer or nominee will elect to participate in the Plan on your behalf unless you instruct your broker otherwise, or unless the reinvestment service is not provided by the broker-dealer or nominee. If you wish to participate in the Plan, but your brokerage firm, bank or other nominee is unable to accommodate you, you should request that your shares be reregistered in your own name which will enable you to participate in the Plan.

How are dividends and capital gains distributions reinvested?

As a participant in the Plan, your dividends and capital gains distributions will be promptly invested for you, automatically increasing your holdings in the Fund. If the Fund declares a dividend or capital gains distribution payable either in cash or in shares of the Fund and the market price of shares on the valuation date equals or exceeds the net asset value, the Fund will issue new shares to you at the higher of net asset value or 95% of the then current market price. If the market price is lower than net asset value or if dividends or capital gains distributions are payable only in cash, then you will receive shares purchased on the New York Stock Exchange or otherwise on the open market. If the market price exceeds the net asset value before the Plan Administrator has completed its purchases, the average purchase price may exceed the net asset value, resulting in fewer shares being acquired than if the Fund had issued new shares. All reinvestments are in full and fractional shares, carried to four decimal places. The Fund will not issue shares under the Plan at a price below net asset value.

How are voluntary cash payments invested?

The Plan permits you, on a voluntary basis, to submit cash payments of at least $100 each, up to a total of $5,000 per month, to purchase additional shares of the Fund. It is entirely up to you whether you wish to buy additional shares with voluntary cash payments, and you are not required to send in the same amount each time if you choose to participate in the Cash Purchase option of the Plan. These payments can be made on-line through Investor ServiceDirect at www.melloninvestor.com or by check or money order payable to "Mellon Bank, N.A.," accompanied by the tear-off portion of your plan statement and sent to Mellon Investor Services, Investment Services, P.O. Box 382009, Pittsburgh, PA 15250-8009, Attention: Templeton Russia and East European Fund, Inc.

Your cash payments will be aggregated with the payments of other participants and invested by the Plan Administrator in shares of the Fund that are purchased on the New York Stock Exchange or otherwise on the open market. The Fund will not issue shares in connection with voluntary cash payments. All investments are in full and fractional shares carried to four decimal places. If the market price exceeds the net asset value at the time the Plan Administrator purchases the additional shares, you will receive shares at a price greater than net asset value.

The Plan Administrator will invest cash payments on approximately the 15th of each month in which no dividend or distribution is payable and, during each month in which a dividend or distribution is payable, will invest cash payments beginning on the dividend payment date. Under no circumstances will interest be paid on your funds held by the Plan Administrator. Accordingly, you should send any voluntary cash payments that you wish to make shortly before an investment date but in sufficient time to ensure that your payment will reach the Plan Administrator not less than two business days before an investment date. Payments received less than two business days before an investment date will be invested during the next month or, if there are more than 30 days until the next investment date, will be returned to you. You may obtain a refund of any cash payment by written notice, if the written notice is received by the Plan Administrator not less than 48 hours before an investment date.

Is there a cost to participate?

There is no direct charge to you for reinvesting dividends and capital gains distributions, since the Plan Administrator's fees are paid by the Fund. The Plan Administrator will deduct a $5.00 service charge from each of your voluntary cash payments.

There are no trading fees for shares issued directly by the Fund. Whenever shares are purchased on the New York Stock Exchange or otherwise on the open market, whether for the reinvestment of dividends and capital gains or for cash purchases, each participant will pay a pro rata portion of trading fees. Trading fees for purchasing shares through the Plan are expected to be less than the usual brokerage charges for individual transactions, because the Plan Administrator will purchase shares for all participants in blocks, which should result in lower trading fees for each individual participant.

Trading fees will be deducted from amounts to be invested.

What are the tax implications for participants?

You will receive tax information annually for your personal records and to help you prepare your federal income tax return. The automatic reinvestment of dividends and capital gains distributions does not relieve you of any income tax that may be payable on dividends or distributions.

In connection with the reinvestment of dividends and capital gains distributions, if the Fund issues new shares, shareholders receiving such shares generally will be treated as having received a distribution equal to the market value of the shares received and if shares are purchased on the open market, shareholders generally will be treated as having received a distribution equal to the cash distribution that would have been paid.

Once enrolled in the Plan, may I withdraw from it?

You may withdraw from the Plan without penalty at any time by written notice to Mellon Investor Services, P.O. Box 3338, South Hackensack, NJ 07606-1938. You may use the enclosed form to give such notice. Your withdrawal will be effective as specified in Paragraph 11 of the Terms and Conditions.

If you withdraw, you will receive, without charge, share certificates issued in your name for all full shares; or, if you wish, the Plan Administrator will sell part or all of your shares and send you the proceeds, less a $15.00 service charge and a $0.12 per share trading fee. The Plan Administrator will convert any fractional shares you hold at the time of your withdrawal to cash at current market price and send you a check for the net proceeds.

How do participating shareholders benefit?

o You will accumulate holdings in the Fund easily and automatically, either with no trading fees or with reduced trading fees.

o You will receive a detailed account statement from the Plan Administrator, at least once a year, showing total dividends and distributions, date of investment, shares acquired and price per share, and total shares of record held by you and by the Plan Administrator for you. When you vote your proxy, your share balance will include shares purchased for you by the Plan Administrator, according to the Plan.

o As long as you participate in the Plan, the Plan Administrator will hold the shares it has acquired for you in safekeeping in its name or in the name of its nominee. This convenience provides added protection against loss, theft or inadvertent destruction of certificates. However, you may request that a certificate representing your Plan shares be issued to you.

Whom should I contact for additional information?

If you hold shares in your own name, all notices, correspondence, questions or other communications about the Plan should be addressed to the Plan Administrator through the following:

Internet

You can obtain information and perform certain transactions on your account on-line via Investor ServiceDirect. To gain access, you will require a password which you may establish when you visit the website. To access Investor ServiceDirect, please visit the Mellon Investor Services website at www.melloninvestor.com.

Telephone

You may telephone customer service, toll-free within the United States and Canada at 1-800-416-5585.

An automated voice response system is available 24 hours a day, 7 days a week. Customer Service Representatives are available from 9:00 a.m. to 7:00 p.m., Eastern time, Monday through Friday (except holidays).

In Writing

You can write to the Plan Administrator at the following address:
Mellon Investor Services
P.O. Box 3338
South Hackensack, NJ 07606-1938

Be sure to include your name, address, daytime telephone number, social security or tax I.D. number and a reference to Templeton Russia and East European Fund, Inc. on all correspondence.

If your shares are not held in your name, you should contact your brokerage firm, bank or other nominee for more information and to determine if your nominee will participate in the Plan on your behalf.

Templeton Russia and East European Fund, Inc. or Mellon Bank, N.A., along with its affiliate Mellon Investor Services, may amend or terminate the Plan.
You will receive written notice at least 90 days before the effective date of termination or of any amendment.

TERMS AND CONDITIONS OF DIVIDEND REINVESTMENT AND CASH PURCHASE PLAN

1. Each holder of shares (a "Shareholder") in Templeton Russia and East
European Fund, Inc. (the "Fund") whose Fund shares are registered in his or her own name will automatically be a participant in the Dividend Reinvestment and Cash Purchase Plan (the "Plan"), unless any such Shareholder specifically elects in writing to receive all dividends and capital gains in cash, paid by check, mailed directly to the Shareholder. A Shareholder whose shares are registered in the name of a broker-dealer or other nominee (the "Nominee") will be a participant if (a) such a service is provided by the Nominee and (b) the Nominee makes an election on behalf of the Shareholder to participate in the Plan. Nominees intend to make such an election on behalf of Shareholders whose shares are registered in their names, as Nominee, unless a Shareholder specifically instructs his or her Nominee to pay dividends and capital gains in cash. Mellon Bank, N.A., along with its affiliate, Mellon Investor Services ("Mellon"), will act as Plan Administrator and will open an account for each participating Shareholder ("participant") under the Plan in the same name as that in which the participant's present shares are registered.

2. Whenever the Fund declares a distribution from capital gains or an income dividend payable in either cash or common stock of the Fund ("Fund shares"), if the market price per share on the valuation date equals or exceeds the net asset value per share, participants will receive such dividend or distribution entirely in Fund shares, and Mellon shall automatically receive such Fund shares for participant accounts including aggregate fractions. The number of additional Fund shares to be credited to participant accounts shall be determined by dividing the equivalent dollar amount of the capital gains distribution or dividend payable to participating holders by the net asset value per share of the Fund shares on the valuation date, provided that the Fund shall not issue such shares at a price lower than 95% of the current market price per share.
The valuation date will be the payable date for such distribution or dividend.

3. Whenever the Fund declares a distribution from capital gains or an income dividend payable only in cash, or if the Fund's net asset value per share exceeds the market price per share on the valuation date, Mellon shall apply the amount of such dividend or distribution payable to participants to the purchase of Fund shares on the open market (less their pro rata share of trading fees incurred with respect to open market purchases in connection with the reinvestment of such dividend or distribution). If, before Mellon has completed its purchases, the market price exceeds the net asset value per share, the average per share purchase price paid by Mellon may exceed the net asset value of the Fund's shares, resulting in the acquisition of fewer shares than if the dividend or capital gains distribution had been paid in shares issued by the Fund at net asset value per share. Such purchases will be made promptly after the payable date for such dividend or distribution, and in no event more than 30 days after such date except where temporary curtailment or suspension of purchase is necessary to comply with applicable provisions of the Federal securities laws.

4. A participant has the option of submitting additional payments to Mellon, in any amounts of at least $100, up to a maximum of $5,000 per month, for the purchase of Fund shares for his or her account. These payments may be made electronically through Investor ServiceDirect at www.melloninvestor.com or by check or money order payable to "Mellon Bank, N.A." and sent to Mellon Investor Services, P.O. Box 382009, Pittsburgh, PA 15250-8009, Attention:
Templeton Russia and East European Fund, Inc. Mellon shall apply such payments (less a $5.00 service charge and less a pro rata share of trading fees) to purchases of Fund shares on the open market, as discussed below in paragraph 6. Mellon shall make such purchases promptly on approximately the 15th day of each month or, during a month in which a dividend or distribution is paid, beginning on the dividend payment date, and in no event more than 30 days after receipt, except where necessary to comply with provisions of Federal securities laws. Any voluntary payment received less than two business days before an investment date shall be invested during the following month unless there are more than 30 days until the next investment date, in which case such payment will be returned to the participant. Mellon shall return to the participant his or her entire voluntary cash payment upon written notice of withdrawal received by Mellon not less than 48 hours before such payment is to be invested. Such written notice shall be sent to Mellon by the participant, as discussed below in paragraph 14.

5. For all purposes of the Plan: (a) the market price of the Fund's shares on a particular date shall be the last sale price on the New York Stock Exchange on that date if a business day and if not, on the preceding business day, or if there is no sale on such Exchange on such date, then the mean between the closing bid and asked quotations for such shares on such Exchange on such date, and (b) net asset value per share of the Fund's shares on a particular date shall be as determined by or on behalf of the Fund.

6. Open market purchases provided for above may be made on any securities exchange where Fund shares are traded, on the over-the-counter market or in negotiated transactions and may be on such terms as to price, delivery and otherwise as Mellon shall determine. Participant funds held by Mellon uninvested will not bear interest, and it is understood that, in any event, Mellon shall have no liability in connection with any inability to purchase Fund shares within 30 days after the payable date for any dividend or distribution as herein provided, or with the timing of any purchases effected. Mellon shall have no responsibility as to the value of the Fund shares acquired for participant accounts. For the purposes of purchases on the open market, Mellon may aggregate purchases with those of other participants, and the average price (including trading fees) of all shares purchased by Mellon shall be the price per share allocable to all participants.

7. Mellon will hold shares acquired pursuant to this Plan, together with the shares of other participants acquired pursuant to this Plan, in its name or that of its nominee. Mellon will forward to participants any proxy solicitation material and will vote any shares so held for participants only in accordance with the proxies returned by participants to the Fund. Upon written request, Mellon will deliver to participants, without charge, a certificate or certificates for all or a portion of the full shares held by Mellon.

8. Mellon will confirm to participants each acquisition made for an account as soon as practicable but not later than 60 business days after the date thereof. Mellon will send to participants a detailed account statement showing total dividends and distributions, date of investment, shares acquired and price per share, and total shares of record for the account. Although participants may from time to time have an undivided fractional interest (computed to four decimal places) in a share of the Fund, no certificates for a fractional share will be issued. However, dividends and distributions on fractional shares will be credited to participant accounts. In the event of termination of an account under the Plan, Mellon will adjust for any such undivided fractional interest in cash at the market price of the Fund's shares on the date of termination.

9. Any share dividends or split shares distributed by the Fund on shares held by Mellon for participants will be credited to participant accounts. In the event that the Fund makes available to its shareholders transferable rights to purchase additional Fund shares or other securities, Mellon will sell such rights and apply the proceeds of the sale to the purchase of additional Fund shares for participant accounts. The shares held for participants under the Plan will be added to underlying shares held by participants in calculating the number of rights to be issued.

10. Mellon's service charge for capital gains or income dividend purchases will be paid by the Fund when shares are issued by the Fund or purchased on the open market. Mellon will deduct a $5.00 service charge from each voluntary cash payment. Participants will be charged a pro rata share of trading fees on all open market purchases.

11. Participants may withdraw shares from such participant's account or terminate their participation under the Plan by notifying Mellon in writing. Such withdrawal or termination will be effective immediately if notice is received by Mellon not less than ten days prior to any dividend or distribution record date; otherwise such withdrawal or termination will be effective after the investment of any current dividend or distribution or voluntary cash payment. The Plan may be terminated by Mellon or the Fund upon 90 days' notice in writing mailed to participants. Upon any withdrawal or termination, Mellon will cause a certificate or certificates for the full shares held by Mellon for participants and cash adjustment for any fractional shares (valued at the market value of the shares at the time of withdrawal or termination) to be delivered to participants, less any trading fees. Alternatively, a participant may elect by written notice to Mellon to have Mellon sell part or all of the shares held for him and to remit the proceeds to him. Mellon is authorized to deduct a $15.00 service charge and a $0.12 per share trading fee for this transaction from the proceeds. If a participant disposes of all shares registered in his name on the books of the Fund, Mellon may, at its option, terminate the participant's account or determine from the participant whether he wishes to continue his participation in the Plan.

12. These terms and conditions may be amended or supplemented by Mellon or the Fund at any time or times, except when necessary or appropriate to comply with applicable law or the rules or policies of the U.S. Securities and Exchange Commission or any other regulatory authority, only by mailing to participants appropriate written notice at least 90 days prior to the effective date thereof. The amendment or supplement shall be deemed to be accepted by participants unless, prior to the effective date thereof, Mellon receives written notice of the termination of a participant account under the Plan. Any such amendment may include an appointment by Mellon in its place and stead of a successor Plan Administrator under these terms and conditions, with full power and authority to perform all or any of the acts to be performed by Mellon under these terms and conditions. Upon any such appointment of a Plan Administrator for the purpose of receiving dividends and distributions, the Fund will be authorized to pay to such successor Plan Administrator, for a participant's account, all dividends and distributions payable on Fund shares held in a participant's name or under the Plan for retention or application by such successor Plan Administrator as provided in these terms and conditions.

13. Mellon shall at all times act in good faith and agree to use its best efforts within reasonable limits to ensure the accuracy of all services performed under this Agreement and to comply with applicable law, but shall assume no responsibility and shall not be liable for loss or damage due to errors unless such error is caused by Mellon's negligence, bad faith or willful misconduct or that of its employees.

14. Any notice, instruction, request or election which by any provision of the Plan is required or permitted to be given or made by the participant to Mellon shall be in writing addressed to Mellon Investor Services, Investment Services, P.O. Box 3338, South Hackensack, NJ 07606-1938 or www.melloninvestor.com or such other address as Mellon shall furnish to the participant, and shall have been deemed to be given or made when received by Mellon.

15. Any notice or other communication which by any provision of the Plan is required to be given by Mellon to the participant shall be in writing and shall be deemed to have been sufficiently given for all purposes by being deposited postage prepaid in a post office letter box addressed to the participant at his or her address as it shall last appear on Mellon's records. The participant agrees to notify Mellon promptly of any change of address.

16. These terms and conditions shall be governed by and construed in accordance with the laws of the State of New York and the rules and regulations of the U.S. Securities and ExchangeCommission, as they may be amended from time to time.

NOTES